

Mailstop 3233

September 23, 2016

<u>Via E-mail</u>
Mr. Jeffrey S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202

> **Re:** **CoreSite Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 001-34877**
>
> **Form 8-K**
> **Filed July 28, 2016**
> **File No. 001-34877**

Dear Mr. Finnin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 28, 2016

Exhibit 99.1

1.   We note that in your quarterly earnings release you focus on non-GAAP financial measures such as "FFO per Share" and "FFO per diluted share and unit" more prominently than GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 102.10). Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities